Issuer Free Writing Prospectus
Filed pursuant to Rule 433

Registration Statement 333-287034

August 7, 2025

$750,000,000

Ball Corporation

5.500% Senior Notes due 2033

The information in this pricing term sheet relates only to the offering of the securities specified herein and should be read together with Ball Corporation’s (“Ball”) Preliminary Prospectus Supplement, dated August 7, 2025 (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement, is qualified in its entirety by reference to the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Ball Corporation
Title of Securities:	5.500% Senior Notes due 2033 (the “Notes”)
Principal Amount:	$750,000,000
Offering Format:	SEC Registered
Ratings*:	Ba1 / BB+
Maturity Date:	September 15, 2033
Coupon:	5.500%
Price to Public:	100.000%
Yield to Maturity:	5.500%
Benchmark Security:	UST 3.875% due August 15, 2033
Spread to Benchmark Security:	+142 basis points
Interest Payment Dates:	January 1 and July 1, commencing on January 1, 2026
Day Count Convention:	360-day year consisting of twelve 30-day months
Record Dates:	December 15 and June 15
Optional Redemption:

Make-whole call at T+50 basis points prior to June 15, 2033 (three months prior to the maturity date).

On or after June 15, 2033 (three months prior to the maturity date) at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest thereon, to, but excluding, the date of redemption.

Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs for the Notes, unless Ball has exercised its right to redeem the Notes within 60 days after the Change of Control, Ball will make an offer to each holder of the Notes to repurchase all or any part of that holder’s Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased, plus accrued and unpaid interest thereon to, but excluding, the date of repurchase.

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Trade Date:	August 7, 2025
Settlement Date:

August 14, 2025 (T+5)

Ball expects that delivery of the Notes will be made against payment therefor on or about the fifth business day following the date of confirmation of orders with respect to the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisors.

Use of Proceeds:	Ball intends to use the net proceeds from the offering for general corporate purposes, which may include the refinancing or repayment of debt. Prior to the application of such proceeds, Ball intends to repay outstanding borrowings under its U.S. dollar and multi-currency revolving credit facilities, without a reduction in commitment, using a portion of the net proceeds from the offering, together with cash on hand. The exact allocation of such proceeds and the timing thereof is at the discretion of Ball’s management.
Global Coordinators and Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC Citigroup Global Markets Inc. Morgan Stanley & Co. LLC
Joint Book-Running Managers:

Deutsche Bank Securities Inc.

Mizuho Securities USA LLC

SMBC Nikko Securities America, Inc.

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

Rabo Securities USA, Inc.

Santander US Capital Markets LLC

UniCredit Capital Markets LLC

Co-managers:	PNC Capital Markets LLC

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Scotia Capital (USA) Inc. Academy Securities, Inc. Capital One Securities, Inc. KeyBanc Capital Markets Inc. Huntington Securities, Inc. TD Securities (USA) LLC
CUSIP/ISIN Numbers:	CUSIP: 058498 BA3 ISIN: US058498BA38
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. No report of any rating agency is being incorporated by reference herein.

The issuer has filed a registration statement (including a prospectus, dated May 7, 2025) and a preliminary prospectus supplement, dated August 7, 2025, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it via mail from BofA Securities, Inc. at BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attention: Prospectus Department or by emailing: dg.prospectus_requests@bofa.com; from Goldman Sachs & Co. LLC at Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282-2198, Attention: Registration Department or by emailing: registration-syndops@ny.email.gs.com; from Citigroup Global Markets Inc. at 1-800-831-9146 or by emailing prospectus@citi.com; and from Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor New York, NY 10014, Attn: Prospectus Department, by phone at 1 (866) 718-1649, or by emailing prospectus@morganstanley.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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